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                                   EXHIBIT 3


                          SCP EQUITY PARTNERS II, L.P.
                                  Building 300
                              435 Devon Park Drive
                                Wayne, PA 19087

                               February 16, 2001


ICG Holdings, Inc.
Pencador Corporate Center
100 Lake Drive, Suite 4
Newark, DE 19742

Attention:  Henry Nassau

     Re:  Series A Preferred Stock Purchase Agreement
          -------------------------------------------

Dear Mr. Nassau:

     SCP Equity Partners II, L.P. ("SCP") and ICG Holdings, Inc. ("ICG") have entered into a bridge financing facility with Breakaway Solutions, Inc., a Delaware corporation (the "Company"), pursuant to which each of SCP and ICG have made bridge loans to the Company and may make additional loans to the Company, as evidenced and to be evidenced by the Company's promissory notes (the "Bridge Notes"). The Bridge Notes held and to be held by SCP are referred to as the "SCP Bridge Notes", and the Bridge Notes held and to be held by ICG are referred to as the "ICG Bridge Notes". It is understood between SCP and ICG that all fundings of new money to the Company under the Bridge Notes shall be on the basis of $2 by SCP to every $1 by ICG. In recognition of the $2.4 million of new money most recently advanced by ICG to the Company, SCP shall advance to the Company on the date hereof, $4.8 million. All subsequent fundings under the Bridge Notes shall maintain the same $2 to $1 relationship. ICG represents to SCP that it has reserved sufficient funds to allow it to hereafter extend an additional $2.6 million under the ICG Bridge Notes concurrently with advances of $5.2 million by SCP, should it and SCP agree that the Company qualifies for such advances.

     SCP and ICG are this day entering into a Series A Preferred Stock Purchase Agreement, among SCP, ICG, and the Company (the "Purchase Agreement"), pursuant to which, inter alia, and subject to the terms and conditions set forth therein
(1) SCP and ICG have agreed to purchase an aggregate of 357,143 shares (the "Initial Shares") of the Company's Series A Preferred Stock, $0.0001 par value (the "Series A Stock"), (2) SCP has committed to purchase from the Company an additional 71,429 shares of Series A Stock, and (3) SCP has agreed to purchase an aggregate of 28,571,429 Warrants to purchase shares of Common Stock, $0.000125 par value (the "Common Stock"), of which 21,428,571 Warrants are referred to as the "Initial Warrants."

     Section 1.2 of the Purchase Agreement provides that at the Closing of the purchase of the Series A Stock, SCP and ICG (the "Purchasers") shall deliver the Bridge Notes held by them to the Company for cancellation, and the outstanding principal amounts of such Bridge Notes plus
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accrued interest shall be applied on account of the purchase price of the Series
A Stock. Section 1.2 further provides that the balance of the purchase price of the Series A Stock is payable in installments if, as and when the Company satisfies certain conditions.

     At the Closing, SCP will purchase, inter alia, 60% of the Initial Shares (the "SCP Initial Shares") and 60% of the Initial Warrants (the "SCP Initial Warrants"), and ICG will purchase 40% of the Initial Shares (the "ICG Initial Shares") and 40% of the Initial Warrants (the "ICG Initial Warrants"). SCP and ICG recognize that certain circumstances could exist that would result in ICG paying on account of the purchase price of the ICG Initial Shares ("ICG's Purchase Contribution") an amount greater than 40% of the total amount paid by both SCP and ICG on account of the purchase price of the Initial Shares ("Total Purchase Contribution"). (The fraction obtained by dividing ICG's Percentage Contribution by the Total Purchase Contribution is referred to as "ICG's Contribution Share.")

     In order to rectify potential disparities in the relative cash contributions to the Company by SCP and ICG on account of the purchase price of the Initial Shares, SCP and ICG agree that if (1) during a four-week period following (a) the Closing or (b) such time as a Request (as defined in the Purchase Agreement) or Requests in the amount necessary to satisfy SCP's funding obligations under the proviso set forth in the last sentence of Section 1.2(b) of the Purchase Agreement are made, no additional payments to the Company on account of the purchase price of the Initial Shares are made because of either the failure of the Company to satisfy the conditions precedent to such additional payments or SCP's breach, (2) if SCP and ICG shall sooner agree that the Company is unlikely to qualify for additional payments on account of the purchase price for a period of at least that duration, or (3) if ICG shall have made an additional payment to the Company on account of the purchase of the Initial Shares in response to a valid Request and in the amount required to be paid by ICG pursuant to the terms of Section 1.2(b) of the Purchase Agreement and SCP does not pay the full amount that it is required to pay pursuant to the terms of Section 1.2(b) of the Purchase Agreement in connection with such Request within five (5) business days of ICG's payment, then SCP shall promptly deliver to ICG a sufficient number of Initial Shares and a sufficient number of Initial Warrants such that (1) the fraction obtained by dividing ICG's total ownership of Initial Shares by the total number of Initial Shares owned by both SCP and ICG shall equal ICG's Contribution Share, and (2) the fraction obtained by dividing ICG's total ownership of Initial Warrants by the total number of Initial Warrants owned by both SCP and ICG shall equal ICG's Contribution Share.

     Should, for any reason, the situation be reversed and ICG's Purchase Contribution be less than 40% on or after Closing, it shall rectify this disparity by delivering Initial Shares and Initial Warrants to SCP in the same fashion as SCP is obligated to do under the foregoing paragraph.

     In the event that after a disparity is rectified in accordance with the terms of this letter agreement the Company qualifies for additional payments on account of the purchase price of the Initial Shares, ICG or SCP, as applicable, shall from time to time as appropriate return to the other party such number of Initial Shares and Initial Warrants so that after such payments, each party owns such number of Initial Shares and Initial Warrants as corresponds with its respective Contribution Share.

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     SCP shall support, and shall cause directors designated by it to support, an agreement between ICG and the Company pursuant to which the board seat currently occupied by Walter W. Buckley will be occupied by an ICG designee from and after the time Walter W. Buckley vacates such seat until such time as ICG no longer owns at least 10% of the Company on a primary basis. SCP shall vote its shares on favor of, and cause the directors designated by it to vote in favor of, such ICG designee.

     If the foregoing correctly set forth our understanding, please sign where indicated below.

                             Very truly yours,

                             SCP PRIVATE EQUITY PARTNERS II, L.P.
                             By: SCP Private Equity II General Partner, L.P., its General Partner
                             By:  SCP Private Equity II, LLC, its Manager

                             By: /s/  Wayne B. Weisman
                                 -------------------------------------
                             Name: Wayne B. Weisman
                                   -----------------------------------
                             Title: Manager
                                    ----------------------------------

CONFIRMED AND AGREED TO:

ICG HOLDINGS, INC.

By: /s/  Henry N. Nassau
   --------------------------------
     Name: Henry N. Nassau
     Title: Managing Director and General Counsel
     Date:  February 16, 2001




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